UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2011

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        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated April 27, 2011.

Exhibit 99.1

GOLAR LNG LIMITED - Further Acquisition of Golar LNG Energy Shares

Golar LNG Limited ("Golar" or the "Company") has through transactions executed April 27th acquired an additional 1,830,000 Golar LNG Energy Limited ("Golar Energy") shares at NOK 26.75 per share. This increases the Company's ownership of Golar Energy to 95.1% and the number of shares held to 226,346,347.

Golar intends to present a voluntary offer to acquire the remaining shares in Golar Energy at the same price to the minority shareholders in Golar Energy. Such offer is expected to be made public mid May.

Following the closing of this offer, Golar will initiate a compulsory acquisition of any shares in Golar Energy remaining in the ownership of others and delist Golar Energy from Oslo Axess.

Golar LNG Limited

April 27, 2011

Hamilton, Bermuda.

Questions should be directed to:

Golar LNG Management Ltd - +44 207 063 7900

Graham Robjohns: Chief Executive Officer

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: April 28, 2011	By:	/s/ Graham Robjohns Graham Robjohns Principal Financial Officer